EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom Capital Inc.	Connecticut	100%	0	0
Omnicom Finance Inc.	Delaware	100%	0	0
Omnicom Europe Limited	United Kingdom	100%	3	388
Omnicom Holdings Inc.	Delaware	100%	1	0
BBDO Worldwide Inc.	New York	100%	15	367
DDB Worldwide Communications Group, Inc.	New York	100%	14	229
TBWA Worldwide Inc.	New York	100%	21	221
DAS Holdings Inc.	Delaware	100%	48	8
Omnicom Media Group Holdings Inc.	Delaware	100%	8	13
Fleishman-Hillard Inc.	Delaware	100%	12	11
Ketchum Inc.	Delaware	100%	1	3
InterOne Marketing Group, Inc.	Michigan	100%	1	2
Bernard Hodes Group, Inc.	Delaware	100%	0	0
Rapp Partnership Holdings Inc.	Delaware	100%	5	0
Cline, Davis & Mann, Inc.	New York	100%	1	0
Zimmerman and Partners Advertising	Delaware	100%	8	0